Exhibit 99.1

ICZOOM Group Inc. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Hong Kong, April 14, 2026 (GLOBE NEWSWIRE) -- ICZOOM Group Inc. (Nasdaq: IZM) (the “Company”), a B2B electronic component products e-commerce platform, today announced that on April 13, 2026, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that based on the closing bid price of the Class A ordinary shares of the Company for the last 30 consecutive business days, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

The notification has no immediate effect on the listing or trading of the Company’s Class A ordinary shares on Nasdaq. Nasdaq has provided the Company with an 180 calendar days compliance period, or until October 12, 2026, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

About ICZOOM Group Inc.

ICZOOM Group Inc. (Nasdaq: IZM) is primarily engaged in sales of electronic component products to customers in Hong Kong and mainland China through its B2B e-commerce platform. These products are primarily used by China based small and medium-sized enterprises (“SMEs”) in the consumer electronic industry, Internet of Things (“IoT”), automotive electronics and industry control segments. By utilizing latest technologies, the Company’s platform collects, optimizes and presents product offering information from suppliers of all sizes, all transparent and available to its SME customers to compare and select. In addition to the sales of electronic component products, the Company also provides services to customers such as temporary warehousing, logistic and shipping, and customs clearance.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ICZOOM Group Inc.

Lei Xia

Chief Executive Officer

Email: iczoomir@mtxpack.com